EXHIBIT 99.1

Satellos to Present Clinical Program Updates at ICNMD 2026

TORONTO, June 25, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing novel therapies to treat degenerative muscle diseases, today announced that new data from its SAT-3247 clinical development program will be featured at the 19th International Congress on Neuromuscular Diseases (ICNMD), taking place July 7–11, 2026, in Florence, Italy, at Fortezza da Basso.

Presentations will include a poster highlighting six-month follow-up data from participants who completed the Phase 1b SAT-3247-CL-101 trial and enrolled in the ongoing Phase 2 TRAILHEAD (LT-001) trial. Satellos will also participate in a Showcase Theatre presentation.

POSTER

LT-001: A Long-Term Follow-Up Study for Participants That Completed the SAT-3247-CL-101 Study: 6-Month Update

Presenter: Wildon Farwell, MD, MPH, Satellos Chief Medical Officer
Session: AM Break & Poster Tours
Date: Wednesday, July 8, 2026
Time: 10:30–11:15 a.m.
Location: Spadolini – Exhibit & Poster Hall

SHOWCASE THEATRE PRESENTATION

From Regeneration to Function: Advancing Muscle Repair with SAT-3247

Presenter: Wildon Farwell, MD, MPH, Satellos Chief Medical Officer
Date: Wednesday, July 8, 2026
Time: 4:05–4:20 p.m.
Location: Showcase Theatre ST01

ABOUT SAT-3247

SAT-3247 is an investigational, proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in Duchenne muscular dystrophy (DMD) and other degenerative muscle diseases or injury conditions. Satellos is evaluating SAT-3247 as a potential treatment for DMD that is independent of dystrophin regardless of exon mutation status, with ongoing Phase 2 clinical studies, including TRAILHEAD, an open-label study in adult participants, and BASECAMP, a global, randomized, placebo-controlled study in pediatric participants. SAT-3247 is not yet approved by any health authority.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company evaluating SAT-3247, a first-of-its-kind, orally administered small molecule therapy designed to enhance the body’s natural muscle repair and regeneration process in degenerative muscle diseases. SAT-3247 is being evaluated as a potential disease-modifying treatment, initially for DMD, in two Phase II clinical trials: BASECAMP in pediatrics and TRAILHEAD in adults. SAT-3247 targets AAK1, a protein that is a key regulator of the body’s natural muscle repair and regeneration biology, which Satellos discovered is disrupted in DMD and other degenerative conditions. By inhibiting AAK1, SAT-3247 is designed to re-establish a critical biochemical signal needed to guide this process, in a dystrophin-independent manner. This mechanistic feature offers SAT-3247 the potential for broad applicability as either a stand-alone treatment to potentially enhance muscle and function, or as adjunctive therapy alongside other approaches. Satellos has identified additional degenerative muscle diseases where enhancing muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with Duchenne; anticipated benefits to patients from a small molecule treatment for Duchenne; the advancement SAT-3247 through clinical trials; the pharmacodynamic properties and mechanism-of-action of SAT-3247; the potential of our approach in other degenerative muscle diseases and our plans to pursue those opportunities; SAT-3247’s prospective impact on Duchenne patients, patients with other degenerative muscle disease and on muscle regeneration generally; and Satellos’ technologies and drug development plans. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective” , “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 26, 2026 (which is located on Satellos’ profile at www.sedarplus.ca) and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS

Investors: Dan Ferry, LifeSci Advisors, daniel@lifesciadvisors.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com